UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SCHERING AKTIENGESELLSCHAFT
(Name of Subject Company)

SCHERING AKTIENGESELLSCHAFT
(Name of Persons Filing Statement)

Ordinary Shares, no par value
(Title of Class of Securities)

DE 0007172009
(ISIN Number of Class of Securities)

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Ulrich Grohé, Esq.
Müllerstrasse 178
13353 Berlin
Federal Republic of Germany
Telephone: (011-49−30) 468−1111

(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copy to:
Peter S. Wilson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
Telephone: (212) 474-1000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory note:

This document relates to the proposed offer of cash compensation by Dritte BV GmbH, a wholly owned subsidiary of Bayer Aktiengesellschaft, in connection with the planned domination and profit and loss transfer agreement between Dritte BV GmbH and Schering Aktiengesellschaft. After the proposed offer of cash compensation is made available to Schering Aktiengesellschaft shareholders, Schering Aktiengesellschaft will file with the U.S. Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer of cash compensation. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft are advised to read such solicitation/recommendation statement when it becomes available because it will contain important information. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft will be able to obtain such solicitation/recommendation statement and other filed documents when they become available free of charge at the U.S. Securities and Exchange Commission’s website (http://www.sec.gov) and at Schering Aktiengesellschaft’s website (http://www.schering.de).

Certain statements in this document that are neither reported financial results nor other historical information are forward-looking statements, including but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Schering AG’s plans and objectives to differ materially from those expressed or implied in the forward-looking statements. Certain factors that may cause such differences are discussed in our Form 20-F and Form 6-K reports filed with the U.S. Securities and Exchange Commission. Schering AG undertakes no obligation to update publicly or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Broadcast Embargo, September 14, 2006, 4 p.m.

The spoken word is valid; the German version is authorized.

Speech by Arthur J. Higgins

Press Luncheon, Berlin, September 14, 2006

Good afternoon, Ladies and Gentlemen,

We are very pleased to welcome you here today, and wanted to take this opportunity to give you some insight into the status of the pre-integration of Bayer Schering Pharma.

This is a very important day for Berlin, a day which opens a new chapter in this city’s history as a centre of excellence for the pharmaceutical industry in Germany. It is also a historic day for Bayer, as this is the largest acquisition the company has ever made.

As you will be aware, at an extraordinary shareholder meeting yesterday, a domination and profit and loss transfer agreement was approved, and six new supervisory board members of Schering AG and the future Bayer Schering Pharma were elected.

This morning, the Schering supervisory board officially appointed the new board members of the future Bayer Schering Pharma. Also this morning, we held an official handover ceremony here in Berlin, when Hubertus Erlen, with whom I know many of you have had the opportunity to speak in the past few weeks, passed on a symbolic baton to Werner Wenning and myself.

I am very pleased that Dr Erlen will continue to be involved with the company as a vice chairman of the supervisory board of Bayer Schering Pharma, and that he hands over a company to us which is in excellent shape.

Before we begin talking about the rationale for this transaction and where we are in this process, perhaps I can briefly introduce myself, and then ask my colleagues to do the same.

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As you may be able to hear, I am originally from Scotland. I have spent my career of over 25 years in the healthcare industry, and have worked internationally in pharmaceuticals, consumer health and diagnostics.

Before joining Bayer HealthCare in July 2004, I was Chairman & CEO of Enzon, Inc., a US biopharmaceutical company, and previous to that I spent 15 years at Abbott Laboratories, my last position being President of Abbott’s Pharma Division.

When I joined Bayer HealthCare two and a half years ago, Werner Wenning gave me the task of rebuilding Bayer HealthCare as a diversified healthcare company, built on the twin platforms of pharmaceuticals and consumer care, with above-market growth rates in all our businesses. Over the past two years we’ve demonstrated a commitment to executing against this strategy – we’ve undertaken five major steps; the acquisition of Roche Consumer Health, through which we became one of the world’s leading consumer health companies, a marketing alliance with Schering Plough for our primary care business in the US, which increased our profitability in this important market, the sale of our Plasma and Diagnostics units, which enabled us to increase our focus on our core Pharma and Consumer Health units, and last, but most importantly, the acquisition of Schering AG, which positions us as a leading specialty pharmaceutical company.

In doing this, we have increased our revenue from 8.5 billion euros at the end of 2004 to over 13 billion euros on a pro forma basis, (excluding Diagnostics), and have consistently outperformed market expectations. Again on a pro forma basis, we increased the share of Bayer revenue coming from life sciences to around 60%. All of this has helped support an approximate doubling of Bayer’s share price over the past two and a half years .

As I mentioned, the Schering acquisition is the largest single acquisition in Bayer’s history. In light of the strategic importance of this acquisition for the Bayer Group, my management team and I are fully committed to making this integration a success, and this is our first priority.

I’d now like to say a little more about our philosopy for the integration, which is driven by the aim of combining the best from both companies to create a whole that is greater than the sum of its parts. It is the commitment of myself and of the management team that Bayer Pharma and Schering will be more innovative, more competitive and more successful together.

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I am pleased to say that the timing for this combination couldn’t be better. Both companies have shown excellent performance in 2005 and in the first half of 2006. So we have a strong underlying momentum to build upon.

This combination makes a great deal of sense. It creates a company with over 9 billion euros in annual revenues, and establishes Bayer Schering as a new leader in the specialty pharma arena, ranked 7th worldwide.

You may ask why we have decided to focus on specialty pharmaceuticals.

This is simply the best segment of the pharmaceutical market for us to focus on.

•	It is less about scale, and more about innovative products, which address high and usually unmet medical need.
•
Because we are targeting specialist physicians, of whom there are fewer, a smaller sales force is needed than with so-called primary care products such as antibiotics, which are prescribed by GPs. As a result, the margins are typically higher.

•	In general, specialty products therefore often have better cost/medical benefit characteristics and as a result are easier to defend from competition.

Looking to the future, we have a strong pipeline, with a total of 21 projects in Phase III, including three regarded by analysts as potential blockbusters.

We also expect to achieve approximately 700 million euros of synergies as a result of this combination. While exact details are still to be confirmed, we have assumed approximately 6,000 headcount reductions, which we communicated at the time of the transaction. These reductions will take place around the world, in areas where we will seek to remove duplication and optimize our resources. We will do this in a fair and socially responsible manner, that is consistent with the history and philosophy of both Bayer and Schering.

While achieving our synergy targets is important, the real focus of Bayer Schering Pharma is on growth. As a company focused on growth, we can take great confidence in the fact that our combined portfolio has nine key growth products, with annual sales of more than 200 million dollars, and an average growth rate of more than 20 percent a year.

We expect the combination to grow at or above the pharmaceutical market in the mid term, and as we grow, we expect to create new jobs in the longer term.

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So the logic for the deal is compelling, and the long-term future is bright.

The integration planning is running on track.

Bayer has a strong record of successfully managing large-scale integrations -- we know how to do it and we will do it smoothly, quickly and successfully, with a philosophy of combining the best from both organizations. A senior team has been drawn from both organizations to oversee the integration.

We have already identified the top two levels of management in the future organization, and more than 100 integration teams have been put in place all across the two businesses, covering all key functions. These have already developed the framework for how we would operate our combined businesses going forward.

There is no doubt that the process has benefited from the fact that this was a friendly deal, and the cultures of the two companies are basically similar.

To sum up, this is a compelling combination that is right in line with Bayer’s strategy to strengthen pharmaceuticals by focusing on specialty care. We are confident that the new Bayer Schering Pharma will be more innovative and competitive, and we will be recognized as a company whose science is making life better.

As we look to the future, we know that we have a major responsibility to be successful, both towards the city of Berlin and to Germany, which has lost its leadership role in the pharmaceutical industry. This is a responsibility that my management team and I take very seriously, and we are looking forward to the challenge.

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